THIS LETTER

                                    IS

                                 CLARIFIED

                                  BY THE

                             NOVEMBER 20, 1996

                                  LETTER.

                     NOVAMETRIX 13D SHAREHOLDERS GROUP


                                    November 5, 1996


Dear Fellow Shareholders:

     Management has set November 25, 1996 as the date of the annual shareholders meeting to vote on various proposals, including a merger with Andros. It has sent you a two hundred page book (Management's Proxy Statement) full of financial tables, legal documents, opinions, projections, estimates, etc., in support of the proposals.

     THE 13D GROUP OPPOSES THE MERGER. The full statement of our position and the back-up material is in the following pages of this letter and the enclosed proxy statement. We urge you strongly to read this letter and proxy statement and form a judgment. WE ARE AGAINST THE MERGER BECAUSE:

     1. YOUR STOCK INTEREST IN THE COMPANY WOULD BE SEVERELY DILUTED, IN OUR OPINION.

     2. NOVAMETRIX WOULD BE GETTING A COMPANY IN EXTREMELY POOR FINANCIAL CONDITION, INCLUDING HAVING A NEGATIVE NET WORTH, A NET OPERATING LOSS IN THE MOST RECENT YEAR AND SALES THAT HAVE DECLINED SINCE 1994.

     3.  ANDROS HAS A HUGE DEBT THAT NOVAMETRIX'S SUBSIDIARY WOULD HAVE TO
         ASSUME.

     4. WE BELIEVE THE PRICE NOVAMETRIX IS PAYING FOR ANDROS IS EXCESSIVE COMPARED TO WHAT NOVAMETRIX IS GETTING.

     5. THE ANDROS DEBT LOAD IS SO LARGE THAT NOVAMETRIX COULD HAVE SEVERE FINANCIAL PROBLEMS TRYING TO SERVICE IT.

     6. MANAGEMENT'S CLAIMS AS TO FUTURE PROFITABILITY ARE BASED LARGELY ON THEIR ESTIMATES, PREDICTIONS AND PROJECTIONS AS TO FUTURE FINANCIAL RESULTS.

     7. THE MERGER WOULD GIVE GENSTAR, WHICH OWNS ANDROS, TOO MUCH CONTROL OVER THE AFFAIRS OF NOVAMETRIX.

AGAIN, WE URGE YOU TO READ THIS LETTER AND GET THE FULL STORY. ALSO PLEASE CALL US AT 1-800-344-1116 IF YOU HAVE ANY QUESTIONS.

PROPOSAL NUMBER 1: THE MERGER AGREEMENT

     WE BELIEVE THAT THE FACTS CLEARLY SHOW THE MERGER IS A BAD DEAL FOR SHAREHOLDERS AND SHOULD BE VOTED DOWN. HERE'S WHY:

1.   WHAT IS ACTUALLY HAPPENING HERE?

     Although the transaction is cast in the form of a merger and stock exchange, the net result is actually a purchase and sale arrangement. Novametrix (the Company), through a subsidiary, will acquire all of the assets of Andros and pay Genstar Capital Partners II, L.P. (Genstar), which is the 98% owner of Andros, with 4,389,586 shares of Novametrix stock and assumption by the subsidiary of $59 million of Andros' liabilities.

2.   WHAT IS GENSTAR?

     Genstar Capital Partners II, L.P. (Genstar), in a separate private placement memorandum, states that it is in the business of buying and selling companies using leveraged buy-outs through raising large amounts of debt in an acquired company. Its principals have made more than sixty acquisitions and fifty divestitures.

3.   THE CURRENT INTEREST OF NOVAMETRIX SHAREHOLDERS WILL BE SEVERELY DILUTED.

     As of July 28, l996 on a book value basis, combiningNovametrix and Andros would have resulted in a 55% reduction in book value to a Novametirix shareholder. Please see the enclosed proxy statement for details.

4. WE BELIEVE THE PRICE TO BE PAID FOR ANDROS IS BASED ALMOST ENTIRELY ON GUESSES, ESTIMATES AND PROJECTIONS OF ITS FUTURE VALUE.

         As of July 31, l996, Andros had:

         A negative net worth of $3.614 million

         Total liabilities of approximately $59 million. Total Assets of $55 million, of which $34 million are tangible assets and $21 million are intangible assets. Substantially all of the assets are mortgaged to lenders.

         An operating loss of almost $20 million

         25% sales decline from 1994 to 1995 and relatively flatsales in 1996.

     Novametrix is paying over $25,000,000 worth of stock for Andros and its subsidiary is assuming all its debt. (Please see the enclosed proxy statement for details.)

     Novametrix is providing to Genstar anti-dilution rights regarding the approximately 2-1/2 million options and warrants so that Andros could receive in the future an additional 950,000 shares of the Company free.

WHERE IS ANDROS' VALUE?

     Management claims that, in spite of all this, the future growth and prospects of the combined companies will make the deal worthwhile. But, even Management admits that these claims are based largely on projectedfutureperformance, potential cost savings, potential synergies. Management is hoping that these future developments will take place.

     Management itself admits in its proxy statement "that no assurance can be provided as to any future financial results".

5. IN OUR OPINION, THE "FAIRNESS OPINION" OF TUCKER ANTHONY IN FAVOR OF THE MERGER CANNOT BE RELIED UPON.

     Management relies on Tucker Anthony, its hired investment advisor, to approve the merger as being fair to the Company and the shareholders. We believe their fairness opinion is unreliable.

         THEY ARE NOT IMPARTIAL. While Tucker Anthony has already received fees for acting as a financial adviser and for rendering the opinion, as Tucker Anthony states in its October 18, 1996 letter, a substantial portion of their fee depends on the merger being successful. Tucker Anthony has been paid some monies to date.

         THEIR OPINION OF FUTURE PERFORMANCE IS BASED LARGELY ON ESTIMATES AND PROJECTIONS GIVEN TO THEM BY MANAGEMENT.

         THEY HAVE ASSUMED THAT SUCH PROJECTIONS WILL BE REALIZED. In other words, in support of their opinion they are assuming that things will happen just the way Management says they will.

6. IN OUR OPINION, THE COMPANY MAY HAVE SERIOUS FINANCIAL PROBLEMS IN SERVICING THE ANDROS BANK DEBT OF $44 MILLION.

     In 1997, principal and interest payments on the Andros term loan and subordinated loans totalling $44 million will be almost $7 million.

     In 1998, payments on these loans will be almost $8 million.

     In l996, Novametrix had net operating income of $2.13 million. Andros, for the year ended July 31, 1996, had an operating loss of almost $20 million.

WHERE IS THE DEBT SERVICE COMING FROM?

     The banks have a mortgage on substantially all of the Andros assets to secure the loans. If Management's predictions of future earnings do not come true, the bank could be in a position to foreclose on the loan.

7.   THE AGREEMENT GIVES GENSTAR EFFECTIVE CONTROL OF THE COMPANY.

     A 38% - 43% single block of stock in itself amounts to practical voting control.

     In addition, a Voting Agreement between the parties gives Genstar (until January l, 1999) the power to elect half of the directors.

     Genstar will acquire in effect a negative veto over the Company's affairs.

8.   SHOULD GENSTAR HAVE THAT MUCH CONTROL OF NOVAMETRIX?

     According to the private placement memorandum, Genstar is in the business of buying and disposing of companies. We believe its principal objective is short term profits.

     Andros is an example of how it operates. Before the Genstar acquisition, (on May 1, 1996) Andros had approximately $26 million of cash and no bank debt. Genstar used all of Andros own cash to pay out its shareholders and then loaded the company with over $44 million of bank debt. Six months after the acquisition, it wants to sell Andros to Novametrix under the merger agreement.


PROPOSAL NUMBER 2: LONG TERM INCENTIVE PLAN

     We are strongly in favor of employee incentive programs, which provide incentives to employees and not directors. We do not believe that the Company's plan will accomplish this objective.

     Of the 750,000 shares set aside for awards, up to 300,000 or 40% can go to directors alone.

     The Company has previously granted directors options and warrants for stock. As of August, 1995 directors had received 437,675 options and warrants.

     In order to motivate other key employees, we feel that the plan should be revised to take into consideration previous options given to directors.

PROPOSAL NUMBER 3: ELECTION OF DIRECTORS

     We urge you to vote for the election of Paul Cote and Vartan Ghugasian - as directors who will truly represent the interests of shareholders on the Board.

IF YOU AGREE WITH OUR POSITION, WE URGE YOU:

1.   DO NOT SIGN AND RETURN THE -- COMPANY PROXY  CARD.

2.   DATE, SIGN, AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE ENCLOSED
     ENVELOPE.




                 VOTE NO CONFIDENCE -- VOTE THE GREEN CARD




                    NOVAMETRIX 13D SHAREHOLDERS GROUP<F1>
                               consisting of


John C. Allen, Sr.                                 Donn Gifford
Lillian I. Allen                                   Linda Gifford
Roland R. Batson                                   Ginette Gladu
Richard Boulet                                     Robert R. Gladu
Joan P. Cote                                       Andrew Gross
Paul A. Cote                                       Dana Gross
Normand F. Doyon                                   John F. Gross
Pauline G. Doyon                                   Susan T. Gross
Sandra Dunham                                      Diane James
Thomas B. Dunham                                   Richard James
Adrienne R. Emmi                                   William Lagerson
Anthony N. Emmi                                    Pierre Levesque
Armen Ghugasian                                    Edgar Morin
Takuhe Ghugasian                                   John Orestis
Vartan Ghugasian                                   Raymond E. Robichaud


<F1>Each of us is a shareholder of Novametrix Medical Systems, Inc. and is a member of the Novametrix 13D Shareholders Group. Collectively, we own in the aggregate, including currently exercisable warrants, approximately 10.8% of the common stock of Novametrix. None of us are members of management of the Company or have any business relationship with management.